Exhibit 1

Media Release 24 May 2018 BBSW RULING Westpac notes today’s Federal Court ruling in relation to ASIC’s claim against Westpac concerning the Bank Bill Swap Rate (BBSW). ASIC alleged that on 16 specific occasions Westpac had engaged in market manipulation, unconscionable conduct and misleading and deceptive conduct. ASIC also alleged a breach of the bank’s supervisory duty. Today Justice Beach found that Westpac had not engaged in market manipulation or misleading and deceptive conduct under the Corporations Act. However, the Court found that Westpac did engage in unconscionable conduct on 4 of the 16 occasions and that Westpac’s had breached its supervisory duty. Today’s decision follows a complex investigation and court proceeding in relation to BBSW trading over a two year period beginning in 2010 and ending in 2012. Westpac is committed to working with regulators in a constructive manner including when we have a genuine difference of opinion. When that occurs our aim is to resolve the difference in an open, transparent and respectful way. -ENDS-For further information: David Lording – Media M. 0419 683 411 Andrew Bowden – Investor Relations T. 02 8253 4008 M. 0438 284 863